Filed pursuant to Rule 424(b)(3)

Registration No. 333-112973

PRICING SUPPLEMENT NO. 4 dated November 16, 2004

to Prospectus Supplement
and Prospectus dated June 2, 2004

U.S. $2,000,000,000

Eksportfinans ASA
Medium-Term Notes
Due Nine Months or More From the Date of Issue

      This document is a pricing supplement. This pricing supplement provides specific pricing information in connection with this issuance of notes. Prospective investors should read this pricing supplement together with the prospectus supplement and prospectus dated June 2, 2004 for a description of the specific terms and conditions of this particular issuance of notes. This pricing supplement amends and supersedes the accompanying prospectus supplement and prospectus to the extent that the information provided in this pricing supplement is different from the terms set forth in the prospectus supplement or the prospectus.

Issuer:	Eksportfinans ASA

Specified currency:	U.S. dollars

Principal amount:	$1,000,000,000.00

CUSIP No.:	28264QAM69

Common Code:	020625171

ISIN:	US28264QAM69

		Discounts and	Proceeds to us
	Price to public	commissions	(before expenses)

Per note:	99.713%	0.075%	99.638%
Total:	$997,130,000.00	$750,000.00	$996,380,000.00

Agents:	Bookrunners (each purchasing separately but not jointly $310,000,000.00 aggregate principal amount):

Goldman, Sachs & Co. Morgan Stanley & Co. International Limited UBS Limited

Co-Lead Managers (each purchasing separately but not jointly $10,000,000.00 aggregate principal amount):

ABN AMRO Bank N.V. Barclays Bank PLC Citigroup Global Markets Inc. Credit Suisse First Boston (Europe) Limited Mizuho International plc Nomura International plc Nordea Bank Danmark A/S

The agents may make sales through their affiliates or selling agents.

The addresses of the bookrunners are:

Goldman, Sachs & Co. 85 Broad Street New York, New York 10004 Attn: Registration Department Telephone No. +1 212 902 1000 Facsimile No. +1 212 902 3000

Morgan Stanley & Co. International Limited
25 Cabot Square
London E14 4QA
Attn: Head of Transaction Management Group,
          Global Capital Markets
Telephone No. +44 (0) 20 7677 7799
Facsimile No. +44 (0) 20 7677 7999

UBS Limited 100 Liverpool Street London EC2M 2RH Attn: MTNs and Private Placements Telephone No. +44 (0) 20 7567 2479 Facsimile No. +44 (0) 20 7568 3349

Agents acting in the capacity as:	Principal

Trade date:	November 16, 2004

Original issue date:	November 23, 2004

Stated maturity date:	January 15, 2008

Indexed note:	No

Asset linked note:	No

Amortizing note:	No

Amortization schedule:	Not Applicable

Original issue discount:	No

Zero coupon:	No

Exchangeable:	No

Fixed rate note:	Yes: 3.375% per annum

Floating rate note:	No

Interest payment dates:	Interest payment dates will be January 15 and July 15 of each year, commencing on January 15, 2005, to and including the stated maturity date. There will be a short first interest period from and including November 23, 2004 to but excluding January 15, 2005.

Interest accrual:	If the maturity date or an interest payment date falls on a day that is not a Business Day, payment of principal or interest will be paid on the next Business Day. No interest on that payment will accrue from and after the maturity date or interest payment date.

Day count convention:	30/360

Business Day:	For purposes of this issuance, the definition of “Business Day” is deemed to exclude any day that is (a) a Saturday or Sunday or (b) a day on which banking institutions generally are authorized or obligated by law or executive order to close, in each case in either New York or London.

Optional redemption:	Not Applicable

Tax redemption:	Yes

Extension of maturity:	Not Applicable

Optional repayment date(s):	Not Applicable

Optional repayment price(s):	Not Applicable

Additional amounts payable:	Yes

Authorized denominations:	$1,000; $10,000; $100,000

Renewable note:	No

Form of notes:	Book-entry

Listing:	Application has been made to list the notes on the Luxembourg Stock Exchange.

Issuer rating:	Aaa (Moody’s) / AA+ (Standard & Poor’s) / AAA (F.IBCA)

Capitalized terms used in this pricing supplement without definition have the meanings given to them in the prospectus supplement and accompanying prospectus.

Taxation

The following discussion supplements and should be read together with the discussion in the prospectus supplement and the prospectus under “Taxation in the United States”. This summary does not address all U.S. Federal income tax matters that may be relevant to a particular prospective holder. For U.S. Federal income tax purposes, interest on the notes received by a U.S. holder will be treated as foreign source income for the purposes of calculating that holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. Under recently enacted U.S. tax legislation, the various classes of income baskets available for calculating a U.S. holder’s foreign tax credit will be reduced after December 31, 2006. The rules relating to foreign tax credits and the timing thereof are complex. U.S. holders should consult their own tax advisers regarding the availability of a foreign tax credit under their particular situation. Prospective purchasers should review the “Taxation in the United States” section in the prospectus supplement and the prospectus for a further discussion of the U.S. Federal income tax considerations and consult their tax advisers as to the consequences of acquiring, holding and disposing of notes under the tax laws of the country of which they are resident for tax purposes as well as under the laws of any state, local or foreign jurisdiction.

Responsibility

This pricing supplement, the prospectus supplement and the prospectus include particulars given in compliance with the rules governing the listing of securities on the Luxembourg Stock Exchange. The Luxembourg Stock Exchange takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness, and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this pricing supplement, the prospectus supplement and the prospectus. Eksportfinans ASA accepts full responsibility for the accuracy of the information contained in this pricing supplement, the prospectus supplement and the prospectus and, having made all reasonable inquiries, confirms that to the best of its knowledge and belief there are no other facts the omission of which would make any statement contained in this pricing supplement, the prospectus supplement and the prospectus misleading.